vnu

06010560



ADR file nr 82-2876

SUPPL

# Press release

Date January 17, 2006

## VNU AGREES TO ACQUIRE MAJORITY INTEREST IN BUZZMETRICS

***Company enhances portfolio of marketing and media information businesses by adding leader in measuring online consumer dialogue***

Haarlem, the Netherlands – VNU NV (ASE: VNU), a leading global information and media company, today announced it has agreed in principle to acquire a majority interest in privately held BuzzMetrics Inc. as part of BuzzMetric's plan to acquire Intelliseek Inc. The move enhances VNU's media measurement capabilities and extends its reach into the fast-growing sphere of consumer-generated media, such as blogs and public message boards, which are measured to understand the impact of word-of-mouth behavior and influence on product sales, entertainment choices and other consumer-related activities.

Following the merger of BuzzMetrics and Intelliseek – two leaders in tracking and analysis of online consumer-generated media – VNU will have a 50.1% stake in the new company, to be known as BuzzMetrics. Headquartered in New York, BuzzMetrics will market its services using the Nielsen BuzzMetrics brand under a special licensing arrangement with VNU. VNU is the parent of such renowned research names as ACNielsen and Nielsen Media Research.

The companies said they expect to close the transaction within 30 days. Financial terms were not disclosed. While VNU will have a majority interest, BuzzMetrics will be managed by Jonathan Carson, current CEO of BuzzMetrics, who will retain that title with the new company, and Michael Nazzaro, Intelliseek's president and CEO, who will become president and COO.



The transaction marks the third in a series of word-of-mouth research investments supported by VNU. In February 2005, VNU acquired an equity interest in Israel-based Trendum, a leader in media and linguistic analysis technologies. In September 2005, Trendum acquired BuzzMetrics, and the new company adopted the BuzzMetrics name.

BuzzMetrics serves a broad spectrum of industries including media and entertainment, automotive, electronic, healthcare and consumer packaged goods. Key clients include Canon, Comcast, Ford, General Motors, HBO, Kraft, Mazda, Microsoft, Nokia, Procter & Gamble, Showtime, Sony, Target and Toyota.

**About VNU**

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen

# Press release



Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.


| | | | |
|---|---|---|---|
| Press contact | Will Thoretz | New York | +1 646 654 8133 |
| Investor Relations | Peter Wortel | Haarlem | +31 23 546 36 00 |
| | Arnout Asjes | New York | +1 646 654 5031 |